OD



16013737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2016
Washington DC 415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/11/14 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARXIS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 MADISON AVENUE 18TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GENE REILLY 646-565-3333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNER AMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GENE REILLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARXIS SECURITIES LLC, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public


HEATHER MIDDLETON
Notary Public - State of New York
NO. 01MI6049413
Qualified in Kings County
My Commission Expires 2-9-19

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARXIS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Arxis Securities LLC

We have audited the accompanying statement of financial condition of Arxis Securities LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 28, 2016

ARXIS SECURITIES LLC

Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 730,853
Receivable from clearing brokers	47,718,017
Investments in securities, at fair value	11,117,829
Other assets	128,333
Total assets	$ 59,695,032
Liabilities	
Securities sold, not yet purchased, at fair value	$ 10,628,451
Accrued expenses and accounts payable	4,125,101
Payable to affiliate	1,142,053
Payable to clearing broker	1,959
Total liabilities	$ 15,897,564
Member's Equity	43,797,468
Total liabilities and member's equity	$ 59,695,032

See notes to statement of financial condition

ARXIS SECURITIES LLC

Notes to the Statement of Financial Condition
December 31, 2015

1. Organization and Business

Arxis Securities LLC (the "Company"), a wholly owned subsidiary of Arxis Capital Intermediate Holdings LLC, is a limited liability company and was formed under the laws of the State of Delaware on July 9, 2014 and commenced operations on December 11, 2014. The Company is an electronic trading firm specializing in the automated exchange market making of global equities.

The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Company's designated examining regulatory authority is Financial Industry Regulatory Authority ("FINRA"). The Company clears its transactions on fully disclosed basis and does not hold customer funds or safe keep customer securities.

2. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue and Expense Recognition: The Company records purchases and sales of securities and related expenses on a trade-date basis. Interest, Income and expense are recorded on the accrual basis. Dividend income and dividends on securities sold, not yet purchased, are recorded on the ex-dividend date.

Exchange Rebates: The Company routes orders to US securities exchanges directly and through other broker dealers. Those exchanges charge fees for certain orders and provide rebates for others as described in each exchange's fee schedule. This amount represents an excess of such rebates earned by the Company over such fees charged to the Company in the aggregate across all US exchanges. At December 31, 2015 the Company recorded approximately $113,000 of exchange rebate receivables in Other assets.

Use of Estimates: The Company's financial statement is prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions regarding fair value measurements including trading assets and liabilities, compensation accruals, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Receivable from Clearing Brokers: The amounts receivable from brokers arise in the ordinary course of business and are pursuant to clearing agreements with the clearing firms. This includes cash, net amounts receivables from securities transactions for amounts that have not settled, and unrealized appreciation or depreciation. Amounts due from brokers have been offset against amounts due to the same broker where the right of offset exists per the clearing agreement. At December 31, 2015, the majority of the balance is with one clearing broker.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements: The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors.

Management uses judgment in determining fair value of assets and liabilities, and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets and liabilities.

Marketable securities owned, which are readily marketable, are valued at fair value on the last business day of the period at the last available reported national exchange price.

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of investments and income and expenses that are denominated in foreign currencies

Income Taxes: The Company is a single member limited liability company and a disregarded entity for U.S. Tax purposes; therefore, no provision has been made in the accompanying financial statement for U.S. federal, state, or city income taxes.

Tax laws are complex and subject to different interpretations by the taxpayers and taxing authorities. Significant judgement is required when evaluation tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Member's equity. In accordance with Accounting Standards Codification 740, Income Taxes, the Company has not accrued any amounts related to income tax positions and related uncertainties.

3 - CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in various financial institutions. The Company does not consider itself to be at risk with respect to its cash balances.

ARXIS SECURITIES LLC

Notes to the Statement of Financial Condition
December 31, 2015

4 - VALUATION OF INVESTMENTS

The following table presents the Company's assets and liabilities by level within the fair value hierarchy at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned				
Common stocks	$11,067,829	$ -	$ -	$11,067,829
Preferred Stock	-	-	50,000	50,000
Total Assets	$11,067,829	$ -	$ 50,000	$11,117,829
Liabilities:				
Securities sold, not yet purchased				
Common stocks	10,627,768	-	-	10,627,768
Equity Swaps	-	683		683
Total Liabilities	$10,627,768	$ 683	$ -	$10,628,451

The following summarizes changes in fair value and gains and losses of the Company's Level 3 assets for the period from December 11, 2014 (commencement of operations) through December 31, 2015:

Balance - beginning of period December 11, 2014 (commencement of operations)	$ -
Purchases *	50,000
Balance - end of period	$ 50,000

* Merrill Lynch Professional Clearing Corp. floating rate preferred stock, par value $1.00 per share and liquidation preference $1,000 per share.

5 – FINANCIAL INSTRUMENTS AND RISK

The Company engages in derivative transactions such as equity swap contracts for hedging purposes and as an alternative to direct investments in underlying securities. Swaps represent over-the-counter contracts that involve the exchange of cash flows based on the change in market value of a security or index applied to a notional amount. The risks associated with derivative transactions are potentially greater than those associated with the direct purchase or sale of the underlying securities because of the additional complexity and potential for leverage. In addition, derivatives may create credit risk, as well as legal, operations, reputational and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related.

5 – FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

The fair values and notional amounts of derivative financial instruments at December 31, 2015 are as follows:

	Fair Value		Notional Amount USD	
Description	Assets	Liabilities	Assets	Liabilities
Equity Swaps	$ -	683**	$ 9,926,920	$ 10,626,923

The equity swaps were entered into during December 2015 and end of year amounts are reflective of activity in the month of December 2015.

** included in Investment in securities on the statement of financial condition.

The Company's derivative contracts are subject to ISDA Master Agreements that stipulate certain covenants and provisions that may require the Company to maintain a predetermined level of net assets, and/or provide limits regarding a decline of the Company's net asset values over 1, 3, and 12 month periods. If the Company were to violate such provisions, the counterparty to the derivative contracts could request immediate payment or demand collateralization on derivative contracts in net liability positions. Additionally, the counterparty may terminate these agreements and the related derivative contracts if the Company does not meet the covenants or provisions.

In connection with its securities swap contracts, the Company generally enters into master netting arrangements with its counterparties. These agreements provide the Company with the right, in the event of default by a counterparty (such as bankruptcy or failure to pay or perform), to net a counterparty's rights and obligations under the agreement and to liquidate and setoff collateral against any net amount owed by the counterparty.

For purposes of the statement of assets and liabilities, the Company offsets financial instrument assets and liabilities and cash collateral held with the same counterparty where it has legally enforceable master netting agreements.

6 - COMMITMENTS AND CONTINGENCIES

Financial instruments with off-balance-sheet risk and concentration of credit risk:

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuation.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

ARXIS SECURITIES LLC

Notes to the Statement of Financial Condition
December 31, 2015

6 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Short Selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial proceeds. Such losses can increase rapidly, and in the case of equities, without effective limit. The Company limits the risk associated with the short selling of equities by hedging with other financial instruments.

7 - RELATED PARTY TRANSACTIONS

The Company maintains an expense sharing agreement with a related party affiliate whereby indirect general and administrative expenses are allocated to the Company. Pursuant to the agreement, the affiliated also provides technology and administrative services to the Company. At December 31, 2015, the Company recorded $1,142,053 in Payable to affiliate on the statement of financial condition.

8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital of $1,000,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had a ratio of aggregate indebtedness to net capital of 0.13 to 1, and its net capital was $40,812,267 which exceeded the required capital by $39,812,267.

9 - EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."